Exhibit 6.6

CONSULTING  AGREEMENT

THIS CONSULTING AGREEMENT (this "Agreement"), dated effective as of May 1, 2015, is between VirtualArmor International Inc. (the "Company") and SilverLeaf Consulting LLC ("Consultant").

1.  Engagement; Services. Company hereby agrees to engage Consultant as an independent contractor to introduce the Company to certain parties with whom the Company may engage in a business relationship (the "Services") and to create any deliverables that may arise from the performance of the services in this Section 1 (the "Deliverables").

The Consultant will appoint Chris Blisard to carry out its responsibilities, duties, and functions hereunder unless otherwise agreed with the Company in writing. The Consultant will also serve as an advisor solely to the CEO and President to help support daily operating responsibilities and overall corporate growth strategies for the Company.

The Consultant hereby agrees to also serve as a personal guarantor to the Company credit line until such time where the guarantees are no longer needed or this Agreement is no longer in place.

2.  Term. The term of Consultant's engagement (the "Term") shall commence as of the date first written above and shall expire three 3 years thereafter, unless extended by the mutual written consent of both parties.

3.  Compensation: Expenses.

3.1  The Company shall pay Consultant Eight Thousand Dollars (USD$8,000) per month during the Term of this Agreement.

3.2  The Company shall not withhold payroll, state, federal, social security, employment or any other taxes from any compensation paid to Consultant, and Consultant shall be solely responsible for payment of any such taxes. Moreover, the Company shall not provide any benefits to Consultant during the Term of this Agreement, including, without  limitation, health insurance benefits.

3.3  During the Term of this Agreement, the Company shall reimburse Consultant for all reasonable out-of-pocket expenses incurred by Consultant directly in connection with the Services performed by Consultant upon Consultant's presentation to the Company of an itemized accounting of such expenses with reasonable supporting data;  provided  that Consultant shall obtain Company authorization prior to incurring any such expenses in the amount of $1,000.00 or more.

4.  Confidentiality; Disclosure of Information.

4.1  Consultant recognizes and acknowledges that the Company's trade secrets, know-how, intellectual property and proprietary information  as they  may  exist  from time  to time, as well as the Company's confidential business plans and financial data (collectively, "Confidential Information") are valuable, special and unique assets of the Company's business, access to and knowledge of which are essential to the performance of Consultant's duties hereunder. Consultant (including its employees and agents) shall not, during or after the Term, in whole or in part, disclose any Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever other than to  a prospective client or customer with the Company's prior written consent, nor shall Consultant make use of any Confidential Information for its own purposes or for the benefit of any person, firm, corporation of other entity (except the Company)' under any circumstances· during or after the Term. Confidential  Information shall not include any information that Consultant can establish  by competent proof:

(a)	was known, other than under binder of secrecy, to Consultant prior to its engagement by the Company; or

(b)	was passed into the public domain prior to or after its development by or for the Company, other than through acts or omissions attributable to Consultant.

4.2    Upon termination of its engagement hereunder, Consultant shall promptly return to the Company all originals and copies of any of the Company's Confidential Information.

5. Company Property.

5.1   Consultant shall assign to the Company its entire right, title and interest, in and to any of the following items: (a) the Deliverables; and (b) all inventions, ideas, discoveries, intellectual property, and improvements whether patented or unpatented, and any material subject to copyright, made or conceived by Consultant, solely or jointly, during the Term of this Agreement or any extension hereof, arising out of or in connection with the Services conducted by, for or under the direction of the Company (the items described in (a) and (b) above shall be referred to collectively as the "Company Property"). Consultant shall further acknowledge that the Company Property developed or produced by Consultant within the scope of its engagement, including, without limitation, the Deliverables,  constitutes  works  made for  hire and to the extent such does not constitute works made for hire under applicable law, Consultant agrees to assign all rights thereto to the Company. Consultant shall, upon request of the Company, execute such further documents as may be reasonably required by the Company to achieve the intent of this paragraph. Any such assignments shall be made by Consultant to the Company without additional consideration or compensation paid to Consultant.

5.2   Consultant shall communicate promptly and disclose to the Company, in such form as the Company may reasonably request, all information,  details  and data  pertaining to any Company Property that Consultant is required to assign to the Company hereunder.

6.   Severability. It is the desire and intent of the parties that the provisions of  this Agreement shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly,  if  any  particular portion of this Agreement shall be deemed by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and in lieu of such illegal, invalid or unenforceable provision, there shall be added as part of this Agreement, a provision as similar in terms as may be possible and be legal, valid and enforceable.

7.   Subcontractors. Consultant shall not hire or employ any subcontractors to perform Consultant's obligations under this Agreement without  the  Company's prior written consent. Any subcontractors hired or employed by Consultant must be bound to the obligations of Consultant under this Agreement. Consultant shall be responsible for the performance of any such subcontractors.

8.   No Partnership. It is not the intention of the parties to  create, nor shall this Agreement be construed as creating a partnership, joint venture, agency relationship, employee-employer relationship or association, or render the parties liable as partners, co-venturers, agents, principals, employers or employees.

9.   Covenants Not to Compete or Interfere. During the Term of this Agreement, Consultant shall not, without approval of the Company, participate in any enterprise (whether as an officer, director, owner, employee, partner, consultant, advisor or other direct or indirect participant) whose business is related to Company's business. During the Term of this Agreement and for a period of 12 months thereafter, Consultant shall not interfere  with,  disrupt  or  attempt  to disrupt the relationship, contractual or otherwise, between the Company and any of the Company's customers, suppliers, lessors, lessees, employees, consultants, partners or investors.

10.  Notices. Any notices required or permitted hereunder shall be in writing and shall be personally delivered or sent by electronic mail or courier service, either of which shall  be effective upon receipt. Notices will be sent to the delivery addresses as follows:

If to the Company:
VirtualArmor  International Inc.
Address: 8085 S. Chester Street, Suite 108, Centennial, CO 80112
Attn: CEO & President
Phone: 1-800-531-4378
Mobile: 720-394-0452
Email:  todd.kannegieter@virtualarmor.com

If to the Consultant:
Silverleaf Consulting LLC
Address: 8230 Dante Drive, Littleton, CO 80125
Attn: Mr. Christopher Blisard
Phone: 303-499-0613
Mobile: 303-875-0950
Email:  chris@silverleaf-llc.com
11.  Waiver of Breach. A waiver by the Company or Consultant of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the other party.

12.  Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Colorado and each of the parties hereby consent to exclusive personal jurisdiction in the State and Federal courts of Colorado.

13.  Compliance with Laws. Consultant shall perform the Services hereunder in a professional and timely manner, and shall comply, at its sole cost and expense, with all applicable laws, rules, and regulations in connection therewith.

14.  Representations. Consultant hereby represents to the Company that (a) it is legally entitled to enter into this Agreement and to perform the Services, (b) it has the full right, power and authority, subject to no rights of third parties, to perform its obligations hereunder and to grant to the Company the rights contemplated by Section 5 hereof free and clear of all liens, claims and encumbrances and (c) the Company Property does not violate any proprietary or intellectual property rights of  any third party.

15.  Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, including any prior consulting agreements between the parties or any employment agreements between the Company and the Consultant.

16. Indemnification. Consultant agrees to indemnify, defend and hold harmless the Company against all claims, losses, liabilities and demands the Company may suffer arising out of (a) any breach of the terms of this Agreement by Consultant; (b) the performance of the Services by Consultant; (c) any acts or omissions of Consultant hereunder; and (d) any claim that the Company Property violates any intellectual property or proprietary rights of any third party. The Company reserves the right to require Consultant to obtain liability insurance satisfactory to the Company, naming the Company as an additional insured and covering Consultant in connection with Consultant's performance of the Services.

17.  Assignment. Subject to the other terms hereof, this Agreement may not be assigned by either party, without the prior written consent of the  other  party; provided  that  the Company may assign this Agreement to an affiliate or any other party that acquires substantially all of the assets of the Company.

18. Counterparts and Delivery. This Agreement may be executed in counterparts and delivered by electronic communication.

IN WITNESS WHEREOF the parties have executed this Agreement effective as of the date first set forth above.

COMPANY:

VIRTUALARMOR INTERNATIONAL INC.
by its authorized signatory:

/s/ Todd Kannegieter
Todd Kannegieter
CEO & President

CONSULTANT:

SILVERLEAF CONSULTING LLC
by its authorized signatory:

/s/ Christopher Blisard
Christopher Blisard
Managing Partner

133392.1

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